UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Autonomous City of Buenos Aires, April 9th 2019

GAL Note N° 73/19

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact. Acquisition of own shares

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force in order to inform that the Company’s Board of Directors, in its meeting held yesterday afternoon, approved the acquisition of own shares pursuant to Section 64 of Law 26.831 and the regulations of the Argentine Securities and Exchange Commission (CNV).

In reaching said decision, the Board of Directors has taken into account the difference between the price of the Company’s assets and the market quote which does not reflect the economic reality that these have at present nor its potential in the future, resulting in a deterioration of the interest of the Company’s shareholders. Likewise, the Board of Director considered the availability of the Company’s funds and that said acquisition would not affect its solvency, having for such purpose the reports issued by independent account, from the Supervisory Commission and Audit Committee.

The terms and conditions approved by the Board of Directors for the acquisition of won shares are detailed below:

1. Purpose: contribute to the reduction of the existing difference between the value of the Company based on the value of shares and, the value of the Company based on the market quote of its shares, within the aim of contributing to the market strengthening, allocating the Company’s liquidity in an efficient manner.

2. Amount to be invested: up to $800.000.000 (eight million pesos).

3. Maximum number of shares or maximum percentage of capital stock which will be subjected to the acquisition:  Shares in portfolio shall not exceed, jointly, the limit of 10% of capital stock (The Company’s portfolio, currently, has 29.604.808 Class B shares, equivalent to 3,2660% of capital stock).

4. Daily limit for transactions in the Argentine market: pursuant to provisions of Law 26.831, it shall be up to 25% of the daily transaction average volume experienced by the shares during the 90 (ninety) previous working days.

5. Price to be paid for shares: up to a maximum of US$ 23 per ADR in the New York Stock Exchange or the amount in pesos equivalent to US$ 1,15 per share in Bolsas y Mercados Argentinos S.A., taking as a reference the closing exchange rate of the day preceding the transaction.

6. Source of funds: the acquisitions are performed with realized net sales. Pursuant to the provisions of the Securities and Exchange Commission’s regulations under its Section 12, Part II, Chapter I, Title II, the Company at present has sufficient solvency to perform the mentioned acquisitions without affecting its solvency, as evidenced by the Annual Financial Statements at 31.12.18 approved by the Board of Directors in the meeting held on March 8th, 2019.

7. Terms to carry out acquisitions: the Company shall acquire shares for the term of 120 (one hundred and twenty) calendar days, as from the working day following the publication of the announcement of the Company to acquire its own shares, subject to any renovation or extension of the term decided by the Board of Directors, which will be notified to the investing audience by the same means.

8. Internal communication: Directors, auditors and first line managers will be informed that being in force a decision of the Company to acquire its own shares, they shall not be entitled to sell the Company shares owned or administered by them direct or indirectly, during the corresponding term.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: April 30, 2019